SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an English translation of the letter dated November 9, 2015 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated  November 9, 2015 the Company reported that In compliance with the regulations in force, please regard the following information for the three-month periods ended September 30, 2015 and 2014 as duly received:

Comprehensive net income (in thousands of Pesos) (three-month period)	09/30/2015	09/30/2014

Income attributable to:
Controlling company’s shareholders	103,002	147,672
Non-controlling interest	8,130	8,586

Shareholders’ Equity:
Capital stock	126,014	126,014
Restatement for capital stock	69,381	69,381
Additional paid in amount	444,226	444,226
Statutory reserve	39,078	39,078
Special reserve	15,802	15,802
Changes in non-controlling interest	(19,770)	(19,707)
Retained earnings	386,584	286,365
Non-controlling interest	188,340	200,965
Total Shareholders’ Equity	1,249,655	1,162,124

In compliance of section o) of the Regulations above mentioned, we report that as of the closing date of the Financial Statements, the Company’s capital stock was ARS 126,014,050.8, divided into 1,260,140,508 registered common shares of ARS 0.10 par value each and entitled to 1 vote per share, as per the following detail:

Shareholder	Shares	Interest
IRSA Inversiones y Representaciones Sociedad Anónima[1]	1,208,427,997	95.90%
Other shareholders	51,712,511	4.10%

Below are the highlights for the fiscal year ended September 30, 2015:

➢  Net income for the first three months of fiscal year 2016 was ARS 111.1 million compared to net income of ARS 156.3 million in the same period of 2015.

➢  The Company’s EBITDA reached ARS 607.8 million in the first quarter of 2016, 92.0% higher than in the same quarter of 2015, due mainly to the acquisition of offices from our controlling company IRSA in December 2014 and higher income from sales of investment properties. The Shopping Center segment’s EBITDA reached ARS 419.6 million, 37.8% higher than in the same period of 2015.

➢  Our shopping centers’ sales grew by 44.5% in the quarter (36.3% considering the same shopping centers) and the portfolio’s occupancy rate stood at 98.9%.

➢  We sold seven office floors in Intercontinental Plaza building, at a gain of ARS 155.9 million.

➢  After period-end, we declared a cash dividend for ARS 283.6 million (ARS 0.2250 per share, ARS 0.10 par value and ARS 9.0015 per ADR).

1 Includes the interest held by E-Commerce Latina S.A. and Tyrus S.A (Subsidiaries of IRSA Inversiones y Representaciones Sociedad Anónima)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.
November 9, 2015
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for relationship with the markets